FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2005

Silver Wheaton Corp.

(Translation of registrant's name into English)

Suite 1560, 200 Burrard Street, Vancouver, British Columbia V6C 3L6 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20 F _____          Form 40 F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____          No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Silver Wheaton Corp.
(Registrant)

Date: May 2, 2005	By: /s/ Peter Barnes
Name

Its: Executive Vice-President and Chief Financial Officer
(Title)

SILVER  WHEATON

SILVER WHEATON CORP.

First Quarter Report

March 31, 2005

Management’s Discussion and Analysis of

Operations and Financial Condition

Three months ended March 31, 2005

This Management’s Discussion and Analysis should be read in conjunction with the Company’s unaudited consolidated financial statements for the three months ended March 31, 2005 and related notes thereto which have been prepared in accordance with Canadian generally accepted accounting principles. In addition, the following should be read in conjunction with the 2004 audited consolidated financial statements, the related annual Management’s Discussion and Analysis, and the Annual Information Form/40F on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities. All figures are in United States dollars unless otherwise noted. This Management’s Discussion and Analysis has been prepared as of April 26, 2005.

HIGHLIGHTS

•

Record net earnings of $5.2 million ($0.03 per share) from the sale of 2.3 million ounces of silver.

•

Net cash flow from operations of $5.2 million.

•

Cash and cash equivalents at March 31, 2005 of $24.0 million and working capital of $24.7 million.

•

The Company is debt free, unhedged and seeking further acquisitions.

OVERVIEW

Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) is a growth-oriented silver company.  Silver Wheaton is the only mining company with 100% of its revenue from silver production. The Company’s goal is to be recognized as the worlds largest, most profitable and best managed pure silver company in the world.

During the four months ended December 31, 2004, Silver Wheaton acquired the rights to purchase all of the silver produced by Goldcorp Inc.’s (“Goldcorp”, formerly Wheaton River) Luismin mines in Mexico, and by Lundin Mining’s Zinkgruvan mine in Sweden (the “Luismin Transaction” and the “Zinkgruvan Transaction” respectively).

Both mines are low-cost producers and are expected to have remaining lives of over 20 years. The Company is actively pursuing further growth opportunities either by way of entering into long-term silver purchase contracts, or by acquiring silver exploration, development or production assets.

During 2004, the year end of the Company was changed from August 31 to December 31. The current fiscal period ended March 31, 2005 includes the results of operations for the three month period then ended. Comparative figures are for the three months ended February 29, 2004.

SUMMARIZED FINANCIAL RESULTS

	March 31 2005 (3 Months)	December 31 2004 (4 Months)	August 31 2004 (3 Months)	May 31 2004 (3 Months)	February 29 2004 (3 Months)	November 30 2003 (3 Months)	August 31 2003 (3 Months)	May 31 2003 (3 Months)

Silver sales ($000's)	$ 16,077	$ 10,986	$ -	$ -	$ -	$ -	$ -	$ -
Ounces (thousands)	2,323	1,505	-	-	-	-	-	-
Average realized silver ….price ($'s per ounce)	$ 6.92	$ 7.30	$ -	$ -	$ -	$ -	$ -	$ -
Total cash cost ($'s per ….ounce)	$ 3.90	$ 3.90	$ -	$ -	$ -	$ -	$ -	$ -

Net earnings (loss) ….($000's)	$ 5,182	$ 1,765	$ (16)	$ (20)	$ (152)	$ 36	$ 26	$ 32

Basic and diluted earnings ….(loss) per share	$ 0.03	$ 0.02	$ (0.01)	$ (0.01)	$ (0.09)	$ 0.02	$ 0.02	$ 0.02

Cash flow from operations ….($000's)	$ 5,150	$ 8,356	$ (56)	$ (19)	$ 8	$ (1)	$ (67)	$ 38

Cash and cash equivalents ….($000's)	$ 24,014	$ 19,989	$ 320	$ 324	$ 343	$ 82	$ 92	$ 133

Total assets ($000's)	$ 160,355	$ 156,988	$ 53,491	$ 325	$ 343	$ 574	$ 543	$ 614

Shareholders' equity ….($000's)	$ 159,653	$ 154,431	$ 50,171	$ 320	$ 330	$ 482	$ 446	$ 573

RESULTS OF OPERATIONS AND OPERATIONAL REVIEW

	Luismin	Zinkgruvan	Corporate	Total

Silver sales ($000's)	$13,684	$2,393	$-	$16,077
Ounces (thousands)	1,974	349	-	2,323
Average realized silver price ($'s per ounce)	$6.93	$6.86	$-	$6.92
Total cash cost ($'s per ounce)	$3.90	$3.90	$-	$3.90

Net earnings (loss) ($000's)	$5,270	$402	$(490)	$5,182

The Company has three business segments, the Luismin contract, the Zinkgruvan contract and corporate operations.

Luismin

On October 15, 2004, a 100% subsidiary of the Company, Silver Wheaton (Caymans) Corp. (“SW Caymans”), entered into an agreement to purchase all of the silver produced by Goldcorp’s  Luismin mining operations in Mexico.  During the three months ended March 31, 2005, SW Caymans purchased 1,974,000 ounces of silver under the contract at a total cash cost of $3.90 per ounce, and sold it for an average price of $6.93 per ounce.   The Company’s cash flows and net earnings under the Luismin silver contract for the period were $5,817,000 and $5,270,000, respectively.

As at December 31, 2004, Luismin had proven and probable silver reserves of 40.3 million ounces and inferred silver resources of 145.6 million ounces.  Luismin has historically converted resources into reserves at a rate of 90%, which would result in a remaining mine life of over 20 years.

The results of the Luismin mine operations for the three months ended March 31, 2005 are shown below:

	2004				2005
	Q1	Q2	Q3	Q4	Q1
• Ore milled (tonnes)	209,800	192,600	187,800	199,900	199,000
• Grade (grams/tonne)
- Gold	5.19	5.61	5.95	5.35	6.59
- Silver	266.00	302.17	326.23	280.28	334.63
• Recovery (%)
- Gold	94%	95%	95%	94%	95%
- Silver	90%	89%	91%	88%	88%
• Production (ounces)
- Gold	32,700	33,300	34,200	32,300	40,000
- Silver	1,615,500	1,664,400	1,798,700	1,586,900	1,894,000
• Sales (ounces)
- Gold	32,400	33,500	33,400	32,800	38,300
- Silver	1,612,900	1,654,500	1,792,000	1,615,100	1,974,400

• Total cash costs ($’s per ounce of gold)[1]	$ 116	$ 88	$ 71	$ 115	$ 86

Note 1: total cash costs are calculated net of by-product silver sales revenue of $3.90 per ounce.

Zinkgruvan

On December 8, 2004, SW Caymans entered into an agreement to purchase all of the silver produced by Lundin Mining’s Zinkgruvan mining operations in Sweden (“Zinkgruvan”). During the three months ended March 31, 2005, SW Caymans purchased 330,800 ounces of silver under the contract at a cash cost of $3.90 per ounce, and sold 349,000 ounces for an average price of $6.86 per ounce.   The Company’s cash flows and net earnings under the Zinkgruvan silver contract for the period were $489,000 and $402,000, respectively.

As at December 31, 2004, Zinkgruvan had proven and probable silver reserves of 28.7 million ounces, measured and indicated resources of 8.1 million ounces and inferred silver resources of 27.5 million ounces.   The Zinkgruvan mine is expected to produce approximately 2 million ounces of silver annually for a minimum of 20 years, and is one of the lowest cost zinc mines in the world. The mine is located in south-central Sweden and has been in production on a continuous basis since 1857.

Corporate

	March 31	February 29
(US dollars in thousands)	2005	2004

General and administrative	$415	$20

Share purchase options	40	-

Project evaluation	8	-

Interest income	(77)	-

Foreign exchange loss	104	-

Corporate net loss	$490	$20

General and administrative expenses totalled $415,000 for the three months ended March 31, 2005, including $159,100 (Cdn$195,000) paid to Goldcorp for management and administrative services at cost. Also included in general and administrative expenses were professional service fees, including legal, accounting and audit fees, totaling $127,600, and investor relations and regulatory fees of $51,000.

Project evaluation expenses of $8,000 were incurred in pursuing additional silver acquisition opportunities.  Project evaluation expenses will continue to be incurred for the foreseeable future as the Company continues to seek growth opportunities.  Costs relating to management’s time spent on project development, are included in general and administrative expenses.

During the three months ended March 31, 2005 a foreign exchange loss of $104,000 was incurred. This loss arose due to the Company holding a portion of its cash balances in Canadian dollars while the Canadian dollar decreased in value against the US dollar (the Company’s functional currency).

Prior period expenses relate to managing Dial, the Company’s former subsidiary, which was sold on February 25, 2004.

LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2005 the Company had cash and cash equivalents of $24.0 million and working capital of $24.7 million.

In the opinion of management, the working capital at March 31, 2005, together with cash flows from operations, are sufficient to support the Company’s normal operating requirements on an ongoing basis.

No share purchase options were exercised during the three months ended March 31, 2005. As of April 26, 2005, there were 167,027,500 outstanding common shares, 6,550,000 share purchase options and 157,912,500 share purchase warrants, which each give the holder the right to purchase 0.20 of one of the Company’s common shares.

Contractual obligations

In connection with the Luismin and Zinkgruvan Transactions, the Company has committed to purchase 100% of the silver produced by each mine for a per-ounce cash payment of the lesser of $3.90 and the then prevailing market price, subject to adjustment.  This inflationary adjustment which will begin in 2007, is intended to reflect the effects of inflation on operating costs, and is subject to a minimum of 0.4% and a maximum of 1.65% per annum.  Under the Luismin agreement, Silver Wheaton will be obligated to pay 50% of any capital expenditure required to be made by Luismin at its mining operations in excess of 110% of the projected capital expenditures outlined in the contract.  Any capital expenditures paid by Silver Wheaton will be reimbursed by 50% of the amount by which 90% of the projected capital expenditures as outlined in the contract exceed the actual capital expenditures during the period.

Related party transactions

At March 31, 2005, as a result of the Luismin Transaction, Goldcorp owned 64.7% of the Company’s outstanding common shares.  Between January 1 and March 31, 2005, the Company purchased 1,974,000 ounces of silver from a subsidiary of Goldcorp at a price of $3.90 per ounce for total consideration of approximately $7.7 million.

The Company has an agreement with Goldcorp whereby Goldcorp provides management and administrative services at cost, which approximates $53,000 (Cdn$65,000) per month.  During the three months ended March 31, 2005, total management fees paid to Goldcorp were $159,000 (Cdn$195,000). This agreement allows for cancellation with 30 days notice at any time.

In addition, during the three months ended March 31, 2005, payments made by Goldcorp on the Company’s behalf totalled approximately $38,100.  At March 31, 2005, Goldcorp owed the Company $556,900, which has since been paid in cash.

OUTLOOK

The Company expects to sell approximately 10.0 million and 10.5 million ounces of silver in 2005 and 2006 respectively, at a cash cost of $3.90 per ounce.

The Company is actively pursuing further growth opportunities, either by way of entering into long-term silver purchase contracts, or by acquiring silver exploration, development or production assets.

Additional information relating to the Company, including its Annual Information Form, is available on SEDAR at www.sedar.com.

This Management’s Discussion & Analysis contains certain forward-looking statements.  All statements, other than statements of historical fact, included herein, including without limitation, statements regarding future plans and objectives of the Company are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove accurate, and actual results and future events could differ materially from those anticipated in such statements.  Important factors that could cause actual results to differ materially from the Company’s expectations are disclosed in Company documents filed from time to time with the Toronto Stock Exchange and other regulatory authorities.

Consolidated Statements of Operations

 (US dollars and shares in thousands, except per share amounts - Unaudited)

		Three Months	Three Months
		Ended	Ended
		March 31	February 29
	Note	2005	2004

Silver sales		$ 16,077	$ -

Cost of sales		9,061	-
Depreciation		1,344	-
		10,405	-

Earnings from operations		5,672	-

Expenses and other income
General and administrative		415	20
Share purchase options	5	40	-
Project evaluation		8	-
Interest income		(77)	-
Foreign exchange loss		104	-

		490	20

Earnings (loss) before discontinued operations		5,182	(20)

(Loss) earnings from discontinued operations		-	(100)

Net earnings (loss)		$ 5,182	$ (120)

Basic and diluted earnings (loss) per share from …..continuing operations		$ 0.03	$ (0.01)

Basic and diluted earnings (loss) per share from …..discontinued operations		$ 0.00	$ (0.06)

Basic and diluted earnings (loss) per share		$ 0.03	$ (0.07)

Weighted average number of shares outstanding
- basic		167,010	1,720

- diluted		167,802	1,720

The accompanying notes form an integral part of these consolidated financial statements

Consolidated Balance Sheets

(US dollars and shares in thousands - Unaudited)

		March 31	December 31
	Note	2005	2004
Assets
Current
Cash and cash equivalents		$ 24,014	$ 19,989
Accounts receivable		884	163
Silver inventory		406	478
Other		86	49

		25,390	20,679

Deferred project evaluation costs		55	55
Silver contracts	4	134,910	136,254

		$ 160,355	$ 156,988
Liabilities
Current
Accounts payable		$ 607	$ 2,496
Accrued liabilities		95	61

		702	2,557
Shareholders' Equity
Share purchase options		5,086	5,046
Warrants		28,579	28,579
Share capital
Common shares
Authorized: unlimited shares, no par value;
Issued and outstanding: 167,010 (December 31, 2004 – 167,010)		119,464	119,464
Retained earnings		6,524	1,342

		159,653	154,431

		$ 160,355	$ 156,988
Commitments (Note 8)

The accompanying notes form an integral part of these consolidated financial statements

Consolidated Statements of Shareholders’ Equity

 (US dollars and shares in thousands - Unaudited)

	Common Shares		Warrants		Share		Retained
					Purchase	Subscription	Earnings
	Shares	Amount	Warrants	Amount	Options	Receipts	(Deficit)	Total

At September 1, 2003	1,720	$ 718	-	$ -	$ -	$ -	$ (272)	$ 446
			-	-
Subscription receipts	-	-	-	-	-	49,855	-	49,855
Share purchase options exercised
	20	13	-	-	(2)	-	-	11
Fair value of share purchase options issued
	-	-			10	-	-	10
Net loss	-	-	-	-	-	-	(151)	(151)

At August 31, 2004	1,740	731	-	-	8	49,855	(423)	50,171
			-	-
Shares issued	165,200	125,481	-	-	-	(49,855)	-	75,626
Share issue costs	-	(6,790)	-	-	-	-	-	(6,790)
Share purchase options exercised
	70	42	-	-	(8)	-	-	34
Warrants issued	-	-	158,000	28,579	-	-	-	28,579
Fair value of share purchase options issued
	-	-	-	-	5,046	-	-	5,046
Net earnings	-	-	-	-	-	-	1,765	1,765

At December 31, 2004	167,010	119,464	158,000	28,579	5,046	-	1,342	154,431

Fair value of share purchase …..options issued
	-	-	-	-	40	-	-	40
Net earnings	-	-	-	-	-	-	5,182	5,182

At March 31, 2005	167,010	$119,464	158,000	$28,579	$ 5,086	$ -	$ 6,524	$159,653

The accompanying notes form an integral part of these consolidated financial statements

Consolidated Statements of Cash Flows

(US dollars in thousands - Unaudited)

		Three Months	Three Months
		Ended	Ended
		March 31	February 29
	Note	2005	2004
Operating Activities
Net earnings (loss) from continuing operations		$ 5,182	$ (20)
Items not affecting cash
Depreciation		1,344	-
Share purchase options	5	40	-

Change in non-cash working capital	6	(1,416)	28

		5,150	8

Financing Activities
Share issue costs		(642)	-

Investing Activities
Silver contracts		(483)	-

Cash flows from discontinued operations
Sale of discontinued operations		-	247

Increase in cash and cash equivalents		4,025	255
Cash and cash equivalents, beginning of period		19,989	88

Cash and cash equivalents, end of period		$ 24,014	$ 343

The Company paid no interest or income taxes for the three months ended March 31, 2005 and February 29, 2004.

The accompanying notes form an integral part of these consolidated financial statements

Notes to the Consolidated Financial Statements

Three Months Ended March 31, 2005

(US dollars - Unaudited)

1.

NATURE OF OPERATIONS

Silver Wheaton Corp. (“Silver Wheaton” or “the Company”) is engaged in the silver mining business.

On October 15, 2004, the Company entered into an agreement to purchase all of the silver produced by Wheaton River Minerals Ltd’s (“Wheaton River”) Luismin mining operations in Mexico for a payment equal to the lesser of US$3.90 or the prevailing market price per ounce of delivered silver, subject to adjustment (Note 3). On April 15, 2005, Wheaton River amalgamated with Goldcorp Inc. to form Goldcorp Inc. (“Goldcorp”) and the silver purchase agreement with Silver Wheaton was assumed by Goldcorp.

In addition, on December 8, 2004, the Company entered into an agreement to purchase all of the silver produced by Lundin Mining Corporation’s Zinkgruvan mine in Sweden for a payment equal to the lesser of US$3.90 or the prevailing market price per ounce of delivered silver, subject to adjustment (Note 3).

On October 22, 2004 the Company began trading on the TSX under the symbol SLW. In December, 2004, the Company’s name was changed from Chap Mercantile Inc to Silver Wheaton Corp. and the outstanding shares were consolidated on a 5 for 1 basis.  The year end of the Company was changed from August 31 to December 31.

The Company is actively pursuing further growth opportunities, either by way of entering into long-term silver purchase contracts, or by acquiring silver exploration, development or production assets.

2.

ACCOUNTING POLICIES

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for interim financial information and they follow the same accounting policies and methods of application as the audited consolidated financial statements of the Company for the year ended December 31, 2004. These unaudited interim consolidated financial statements do not include all the information and note disclosure required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the most recent annual audited consolidated financial statements. There are no material differences between Canadian GAAP and accounting principles generally accepted in the United States (“US GAAP”) that affect the Company’s financial statements.

3.

ACQUISITIONS

(a)

Luismin silver contract

On October 15, 2004, the Company entered into an agreement to purchase all of the silver produced by Wheaton River’s Luismin mining operations in Mexico, for an upfront payment of $36.7 million (Cdn$46.0 million) in cash and 108 million common shares (post-consolidation) of the Company. In addition, a per ounce cash payment of the lesser of $3.90 and the prevailing market price, subject to adjustment, is due (the “Luismin Transaction”).  Under the agreement Luismin is required to deliver a minimum of 120 million ounces over the 25 year period following the contract date.  If the actual amount of silver delivered is less than this minimum, a penalty of $0.50 per ounce of the shortfall is payable. In addition, under the agreement, Silver Wheaton will be obligated to pay 50% of any capital expenditure required to be made by Luismin at its mining operations in excess of 110% of the projected capital expenditures outlined in the contract.  Any capital expenditures paid by Silver Wheaton will be reimbursed by 50% of the amount by which 90% of the projected capital expenditures as outlined in the contract exceed the actual capital expenditures during the period.

If Silver Wheaton or Goldcorp acquires a direct or indirect interest in a precious metal exploration or development property situated anywhere in Mexico, which it does not currently own an interest in, and the property becomes the subject of a positive feasibility study or consists of active mining operations within a period of three years from the date of the contract, then the owner of the interest must offer the other party the opportunity to purchase and participate in the project so the resulting project ownership would be Goldcorp 51% / Silver Wheaton 49% and Goldcorp will be entitled to become operator of the project.

For a period of three years, Goldcorp, so long as it owns at least 20% of the outstanding shares of the Company, has the right to maintain its pro-rata interest in Silver Wheaton should Silver Wheaton issue any additional Silver Wheaton shares pursuant to an equity financing or otherwise.

Luismin operations are expected to produce approximately 8 million ounces of silver per annum for a minimum of 20 years.  The allocation of the purchase price is summarized in the table below:

(in thousands)

Purchase Price
Cash	$ 36,744
Shares	21,958
Acquisition costs	430
$ 59,132

The Luismin Transaction resulted in the acquisition of control of Silver Wheaton by Goldcorp. As a result, the cost of the Luismin silver contract was recorded in Silver Wheaton’s books at Goldcorp’s book value, plus acquisition costs of $430,000.

(b)

Zinkgruvan silver contract

On December 8, 2004, the Company entered into an agreement to purchase all of the silver produced by Lundin Mining Corporation’s Zinkgruvan mine in Sweden for an upfront payment of $50 million in cash, 6 million Silver Wheaton common shares (post-consolidation) and 30 million Silver Wheaton common share purchase warrants. In addition, a per ounce cash payment of the lesser of $3.90 and the prevailing market price, subject to adjustment, is due (the “Zinkgruvan Transaction”).  Under the agreement Zinkgruvan is required to deliver a minimum of 40 million ounces over the 25 year period following the contract date.  If the actual amount of silver delivered is less than this minimum, a penalty of $1.00 per ounce of the shortfall is payable. In addition, under the Zinkgruvan agreement, the Company is not liable for any capital asset expenditures.

Each warrant grants the holder the right to purchase 0.20 of one of the Company’s post-consolidation common shares. The Warrants have been recorded at their fair value, which has been determined using the Black-Scholes option pricing model assuming no dividends are to be paid, a weighted average volatility of the Company’s share price of 40%, an annual risk free interest rate of 3.0% and expected lives of three years.

 The Zinkgruvan mine is expected to produce approximately 2 million ounces of silver annually for a minimum of 20 years. The allocation of the purchase price is summarized in the table below:

(in thousands)

Purchase Price
Cash	$ 50,000
Shares and warrants	27,866
Acquisition costs	53
$ 77,919

4.

SILVER CONTRACTS

	March 31, 2005			December 31, 2004
(in thousands)	Cost	Accumulated Depreciation	Net	Cost	Accumulated Depreciation	Net

Luismin (Note 3a)	$ 59,132	$ (1,300)	$ 57,832	$ 59,132	$ (586)	$ 58,546
Zinkgruvan (Note 3b)	77,919	(841)	77,078	77,919	(211)	77,708
	$ 137,051	$ (2,141)	$ 134,910	$ 137,051	$ (797)	$ 136,254

5.

SHARE PURCHASE OPTIONS

During the period, the Company granted 50,000 share purchase options at an exercise price of Cdn$3.25 which expire on February 3, 2010.  During the period, no options were exercised.

6.

SUPPLEMENTAL CASH FLOW INFORMATION

	Three Months	Three Months
	Ended	Ended
	March 31	February 29
(in thousands)	2005	2004

Change in non-cash working capital
Accounts receivable	$ (721)	$ 14
Silver inventory	72	-
Other	(37)	-
Accounts payable	(764)	14
Accrued liabilities	34	-

	$ (1,416)	$ 28

7.

RELATED PARTY TRANSACTIONS

At March 31, 2005, as a result of the Luismin Transaction, Goldcorp owned 64.7% of the Company’s outstanding common shares.  Between January 1 and March 31, 2005, the Company purchased 1.97 million ounces of silver from a subsidiary of Goldcorp at a price of $3.90 per ounce for total consideration of approximately $7.7 million.

The Company has an agreement with Goldcorp whereby Goldcorp provides management and administrative services at cost, which approximates $53,000 (Cdn$65,000) per month.  During the three months ended March 31, 2005, total management fees paid to Goldcorp were $159,000 (Cdn$195,000). This agreement allows for cancellation with 30 days notice at any time.

In addition, during the three months ended March 31, 2005, payments made by Goldcorp on the Company’s behalf totalled approximately $38,100.  At March 31, 2005, Goldcorp owed the Company $556,900, which has since been paid in cash.

8.

COMMITMENTS

In connection with the Luismin and Zinkgruvan Transactions (Note 3), the Company has committed to purchase 100% of the silver produced by each mine for a per-ounce cash payment of the lesser of $3.90 and the then prevailing market price, subject to adjustment.

9.

SEGMENTED INFORMATION

The Company’s reportable operating segments are summarized in the table below.  This information has been segmented on a silver contract basis.  Prior to the Luismin Transaction on October 15, 2004, the Company operated in one business segment, which was discontinued.  As a result, similar figures are not applicable for prior periods.

(in thousands)	Luismin	Zinkgruvan	Corporate	Consolidated
Statements of Operations

Sales	$13,684	$2,393	$-	$16,077

Cost of sales	7,700	1,361	-	9,061
Depreciation	714	630	-	1,344

Earnings from operations	5,270	402	-	5,672

Expenses and other income
General and administrative	-	-	415	415
Share purchase options	-	-	40	40
Project evaluation	-	-	8	8
Interest income	-	-	(77)	(77)
Foreign exchange loss	-	-	104	104

	-	-	490	490

Net earnings (loss)	$5,270	$402	$(490)	$5,182

(in thousands)	Luismin	Zinkgruvan	Corporate	Consolidated

Total assets	$57,832	$77,078	$25,445	$160,355

Total liabilities	$-	$542	$160	$702

Form 52-109FT2

Certification of Interim Filings during Transition Period

I, Peter Barnes, Executive Vice President and Chief Financial Officer of Silver Wheaton Corp., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Silver Wheaton Corp., for the interim period ending March 31, 2005.

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:

April 29, 2005

Signed

“Peter Barnes”

Peter Barnes

Executive Vice President and Chief Financial Officer

Form 52-109FT2

Certification of Interim Filings during Transition Period

I, Eduardo Luna, Chairman and Chief Executive Officer of Silver Wheaton Corp., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Silver Wheaton Corp., for the interim period ending March 31, 2005.

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:

April 29, 2005

Signed

“Eduardo Luna””

Eduardo Luna

Chairman and Chief Executive Officer